UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*



                              Crew Gold Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)



                        Common Shares, without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    226534105
                  --------------------------------------------
                                 (CUSIP Number)


                                 August 31, 2007
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)
                                Page 1 of 11 pages

-----------------------
  CUSIP No. 226534105                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          Global Securities Services, a separate business unit within and across Goldman, Sachs & Co. and Goldman Sachs International, each of which is a direct or indirect subsidiary of The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York and London

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               66,160,954
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               66,160,954

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           66,160,954

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           14.1%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           BD

------------------------------------------------------------------------------



                                Page 2 of 11 pages

-----------------------
  CUSIP No. 226534105                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           New York

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               66,160,954
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               66,160,954

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           66,160,954

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           14.1%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                               Page 3 of 11 pages

Item 1(a).         Name of Issuer:
                   Crew Gold Corporation

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   Abbey House Business Center, Wellington Way
                   Weybridge, Surrey KT13 OTT, United Kingdom

Item 2(a).         Name of Persons Filing:
                   Global Securities Services, a separate business unit within and across Goldman, Sachs & Co. and Goldman Sachs International, each of which is a direct or indirect subsidiary of The Goldman Sachs Group, Inc., and The Goldman Sachs Group, Inc.

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Goldman, Sachs & Co. and The Goldman Sachs Group, Inc.:
                   85 Broad Street
                   New York, NY  10004

                   Goldman Sachs International:
                   133 Fleet Street
                   London EC4A 2BB
                   England

Item 2(c).         Citizenship:
                   Goldman, Sachs & Co. - New York
                   The Goldman Sachs Group, Inc. - Delaware
                   Goldman Sachs International - London

Item 2(d).         Title of Class of Securities:
                   Common Stock, without par value

Item 2(e).         CUSIP Number:
                   226534105

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[X] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
                              Goldman, Sachs & Co.

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                              The Goldman Sachs Group, Inc.

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



                               Page 4 of 11 pages

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item  9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------
     * In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by Global Securities Services, a separate business unit within and across Goldman, Sachs & Co. and Goldman Sachs International, each of which is a direct or indirect subsidiary of The Goldman Sachs Group, Inc. ("GSS"), resulting from GSS holding title to such securities as a secured creditor under a transfer of title financial collateral arrangement under English Law. This filing does not reflect securities, if any, beneficially owned by any other separate business units of Goldman, Sachs & Co, Goldman Sachs International and/or The Goldman Sachs Group, Inc. whose ownership is disaggregated from that of GSS in accordance with the Release. GSS disclaims beneficial ownership of any securities beneficially owned by any client accounts with respect to which GSS or its employees have voting or investment discretion, or both.



                               Page 5 of 11 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 10, 2007


                                GOLDMAN SACHS INTERNATIONAL
                                on behalf of Global Securities Services

                                By:/s/ Lauren LoFaro
                                   ----------------------------------------
                                Name:  Lauren LoFaro
                                Title: Attorney-in-fact



                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Lauren LoFaro
                                   ----------------------------------------
                                Name:  Lauren LoFaro
                                Title: Attorney-in-fact



                               Page 6 of 11 pages

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------

  99.1 Joint Filing Agreement, dated September 10, 2007, between Goldman Sachs International and The Goldman Sachs Group, Inc.

  99.2                 Item 7 Information

  99.3 Power of Attorney, dated December 19, 2006, relating to The Goldman Sachs Group, Inc.

  99.4 Power of Attorney, dated January 12, 2007 , relating to Goldman sachs International



                               Page 7 of 11 pages

                                                                  EXHIBIT (99.1)



                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Shares, without par value, of Crew Gold Corporation and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.


Date:  September 10, 2007


                                GOLDMAN SACHS INTERNATIONAL
                                on behalf of Global Securities Services

                                By:/s/ Lauren LoFaro
                                   ----------------------------------------
                                Name:  Lauren LoFaro
                                Title: Attorney-in-fact



                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Lauren LoFaro
                                   ----------------------------------------
                                Name:  Lauren LoFaro
                                Title: Attorney-in-fact



                               Page 8 of 11 pages

                                                                  EXHIBIT (99.2)



                               ITEM 7 INFORMATION


     The securities being reported on by The Goldman Sachs Group, Inc. ("GS Group"), as a parent holding company, may be deemed to beneficially owned by Global Securities Services, a separate business unit within and across Goldman, Sachs & Co. and Goldman Sachs International, each of which is a direct or indirect subsidiary of The Goldman Sachs Group, Inc. ("GSS").



                               Page 9 of 11 pages

                                                                  EXHIBIT (99.1)

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Ronald L. Christopher and Lauren LoFaro (and any other employee of The Goldman Sachs
Group,  Inc.  or one of  its  affiliates  designated  in  writing  by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 19, 2006.


THE GOLDMAN SACHS GROUP, INC.


By: /s/ Gregory K. Palm
____________________________
Name: Gregory K. Palm
Title: Executive Vice President and General Counsel


                               Page 10 of 11 pages

                                                                  EXHIBIT (99.2)


                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS INTERNATIONAL (the "Company") does hereby make, constitute and appoint each of Ronald L. Christopher and Lauren LoFaro (and any other employee of The Goldman Sachs
Group,  Inc.  or one of  its  affiliates  designated  in  writing  by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 12, 2007.


GOLDMAN SACHS INTERNATIONAL


/s/ Richard J. Levy
____________________________________
RICHARD J. LEVY
Managing Director


                               Page 11 of 11 pages